Filed Pursuant to Rule 433
Registration Statement 333-141729
Dated March 17, 2009
Pfizer Inc.
Fixed Rate Pricing Term Sheet

Issuer:	Pfizer Inc.
Security:	4.450% Notes due 2012
5.350% Notes due 2015
6.200% Notes due 2019
7.200% Notes due 2039

Size:	$3,500,000,000
$3,000,000,000
$3,250,000,000
$2,500,000,000

Maturity:	March 15, 2012
March 15, 2015
March 15, 2019
March 15, 2039

Coupon:	4.450% annually, accruing from March 24, 2009
5.350% annually, accruing from March 24, 2009
6.200% annually, accruing from March 24, 2009
7.200% annually, accruing from March 24, 2009

Interest Payment Dates:	September 15 and March 15, commencing on September 15, 2009

Price to Public:	99.863% of principal amount
99.875% of principal amount
99.899% of principal amount
99.942% of principal amount

Benchmark Treasury:	1.375% due 03/15/2012
1.875% due 02/28/2014
2.750% due 02/15/2019
4.500% due 05/15/2038

Benchmark Treasury Price and Yield:	99-25; 1.450% 99-17; 1.975%
98-05+; 2.964%
113-04; 3.755%

Spread to Benchmark Treasury Yield:	T+305 bps T+340 bps
T+325 bps
T+345 bps

Yield to Maturity:	4.500%
5.375%

6.214%
7.205%

Optional Redemption:	At any time for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date

Make-Whole Premium:	T+50 bps across all tranches

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

Expected Settlement Date:	March 24, 2009

CUSIP:	717081 CZ4
717081 DA8
717081 DB6
717081 CY7

Current Ratings:	Aa2*-/AAA*-

Joint Book-Running Managers:	Banc of America Securities LLC Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Credit Suisse Securities (USA)LLC
Deutsche Bank Securities Inc.
Greenwich Capital Markets, Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Santander Investments Securities Inc.
UBS Securities LLC
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Banc of America Securities LLC toll-free at 1-800-294-1322, (ii) Barclays Capital Inc. toll free at 1-888-227-2275, ext. 2663, (iii) Citigroup Global Markets Inc. toll-free at 1-877 858-5407, (iv) Goldman, Sachs & Co. toll-free at 866-471-2526 or (v) J.P. Morgan Securities Inc. collect call at 1-212-834-4533.
     This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Inc. on March 16, 2009 relating to its Prospectus dated March 30, 2007.

Filed Pursuant to Rule 433
Registration Statement 333-141729

Dated March 17, 2009
Pfizer Inc.
Floating Rate Notes Pricing Term Sheet
     In addition to the securities described in the preliminary prospectus supplement, the issuer is also issuing a series of Floating Rate Notes due 2011. Certain of the terms of the Floating Rate Notes are described below. In addition to the terms described below, the following subsections from the section of the preliminary prospectus supplement entitled “Description of Notes” relate to the description of the Floating Rate Notes: the introductory paragraph, “—Principal, Maturity and Interest”, “—Ranking”,“—Further Issues”, “-No Listing”,“-Certain Covenants” and “—Book-Entry System”, and the section of the base prospectus entitled “Description of the Debt Securities”.The Floating Rate Notes are also not entitled to the benefit of a sinking fund.

Issuer:	Pfizer Inc.
Security:	FRN due March 15, 2011
Size:	$1,250,000,000
Maturity:	March 15, 2011
Coupon:	3-month USD LIBOR + 195 bps
Price to Public:	100% of principal amount
Interest Rate Index:	3-month USD LIBOR
Interest Payment and Reset Dates:	Quarterly on the 15th of March, June, September and December, commencing on June 15, 2009
Day Count:	Actual /360
Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000
Expected Settlement Date:	March 24, 2009
CUSIP:	717081 DC4
Anticipated Ratings:	Aa2* -/AAA*-
Joint Book-Running Managers:	Banc of America Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Credit Suisse Securities (USA)LLC
Deutsche Bank Securities Inc.

Greenwich Capital Markets, Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Santander Investments Securities Inc.
UBS Securities LLC
     Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Description of Floating Rate Notes
     The interest rate on the Floating Rate Notes will be calculated by The Bank of New York Mellon, as calculation agent, and will be equal to LIBOR plus 1.95%. The calculation agent will set the initial interest rate on March 24, 2009 and reset the interest rate on each interest payment date, each of which we refer to as an “interest reset date”. The second London business day preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.
          “LIBOR” will be determined by the calculation agent in accordance with the following provisions:
(a) With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that interest determination date. If, on an interest determination date, such rate does not appear on Reuters Page LIBOR01 as of 11:00 a.m., London time, or if Reuters Page LIBOR01 is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.” If no rate appears on Reuters Page LIBOR01 or Bloomberg L.P. page BBAM as of approximately 11:00 a.m., London time, on such interest determination date, LIBOR for that interest determination date will be determined in accordance with the provisions described in (b) below.
(b) With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01 or Bloomberg L.P. page BBAM, as specified in (a) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent (after consultation with us), to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the calculation agent (after consultation with us) for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If, however, the banks selected by the calculation agent are not providing quotations in the manner described by the previous sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.
     “Reuters Page LIBOR01” means the display designated on page LIBOR01 by Reuters Group plc (or such other page as may replace the LIBOR01 page on that service (or any successor service) or such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).
          All percentages resulting from any calculation of the interest rate on the Floating Rate Notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and us.
          So long as any of the Floating Rate Notes remains outstanding, there will at all times be a calculation agent. Initially, The Bank of New York will act as calculation agent. If that bank is unable or unwilling to continue to act as the calculation agent or if it fails to calculate properly the interest rate on the Floating Rate Notes for any interest period, we will appoint another leading commercial or investment bank engaged in the London interbank market to act as calculation agent in its place. The calculation agent may not resign its duties without a successor having been appointed. We will make each interest payment to the holders of record of Floating Rate Notes at the close of business on the fifteenth calendar day preceding each interest payment date. The trustee, through its corporate trust office in the Borough of Manhattan, City of New York (in such capacity, the “paying agent”) will act as our paying agent with respect to the Floating Rate Notes. Payments of principal, interest and premium, if any, will be made by us through the paying agent to DTC.
     The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Banc of America Securities LLC toll-free at 1-800-294-1322, (ii) Barclays Capital Inc. toll free at 1-888-227-2275, ext. 2663, (iii) Citigroup Global Markets Inc. toll-free at 1-877 858-5407, (iv) Goldman, Sachs & Co. toll-free at 866-471-2526 or (v) J.P.Morgan Securities Inc. collect call at 1-212-834-4533.
     This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Inc. on March 16, 2009 relating to its Prospectus dated March 30, 2007.